LOGO
                                December 4, 1996

   To Our Shareholders:

        I am pleased to inform you that Milgray Electronics, Inc. ("Milgray"), Bell Industries, Inc. ("Bell") and ME Acquisition, Inc. ("Purchaser"), a wholly owned subsidiary of Bell Industries, Inc., have entered into an Agreement and Plan of Merger dated as of November 26, 1996 pursuant to which Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares of Milgray common stock (the "Shares") for $14.77 per share. Under the Merger Agreement, the Offer will be followed by a merger of Purchaser into Milgray (the "Merger") in which any remaining Shares of Milgray common stock (other than Shares as to which appraisal rights have been properly exercised and perfected) will be converted into the right to receive $14.77 per share in cash, without interest.

        Your Board of Directors has unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company's shareholders, as a group, and unanimously recommends that shareholders accept the Offer and tender their Shares pursuant to the Offer, provided that each shareholder should consult with his or her financial or tax adviser regarding the impact thereof on such shareholder prior to tendering his or her Shares in the Offer or voting to approve the Merger.

        In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Mesirow Financial, Inc., the financial adviser retained by Milgray, that the consideration to be received by holders of Milgray common stock in the Offer and the Merger is fair to such holders from a financial point of view.

        In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase, dated December 4, 1996, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. We urge you to read the enclosed material carefully.

                                          Sincerely,


                                          /s/ Herbert S. Davidson

                                          Herbert S. Davidson, President
                                            and Chief Executive Officer